NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2009 Second Quarter Results

Calgary, Alberta, July 23, 2009 - CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $0.04 per share (basic) for the second quarter ended June 30, 2009, compared to $0.05 per share earned in the second quarter ended June 30, 2008.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
	(unaudited)		(unaudited)

Sales	$ 109.1	$ 96.4	$ 249.9	$ 237.0

Gross profit	17.5	19.0	43.9	46.0
Gross profit - % of sales	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	1.7	2.3	11.3	12.4
EBITDA(1) % of sales	0.0%	0.0%	0.0%	0.1%

Net income	$ 0.6	$ 1.0	$ 6.6	$ 7.2

Per share - basic	$ 0.04	$ 0.05	$ 0.37	$ 0.39
- diluted	$ 0.03	$ 0.05	$ 0.36	$ 0.39

Net working capital (2)	$ 137.0	$ 114.9
Bank operating loan (2)	$ 25.3	$ 18.4

“CE Franklin delivered solid results in the second quarter, significantly outperforming market activity.  The integration of an oilfield supply competitor acquired June 1, 2009 is proceeding well and will strengthen the Company’s competitive position and profitability going forward,” said Michael West, President and Chief Executive Officer.

Net income for the second quarter of 2009 was $0.6 million, down 40% from the second quarter of 2008. Second quarter sales are seasonally low as oilfield project activity is impacted by the spring breakup. Sales were $109.1 million, an increase of $12.7 million (13%) compared to the second quarter of 2008 as strong sales to oil sands customers more than offset the decline in oilfield supply sales.   Capital project business for the second quarter comprised 58% of total sales (2008 – 54%), and increased $11.6 million (22%) over the prior year period due to continued growth of oil sands revenues. Gross profit for the second quarter was down $1.5 million with gross profit margins reducing by 3.7% from the prior year period to 16.0%. The decrease is a result of the increase in lower margin oil sands sales. Selling, general and administrative expenses decreased by $0.9 million for the quarter compared to the prior year period as compensation, selling and marketing costs have been managed lower in response to the reduced oil and gas industry activity levels. The weighted average number of shares outstanding during the second quarter decreased by 0.6 million shares (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.04 in the second quarter of 2009, down $0.01 (20%) from that earned in the second quarter 2008.

On June 1, 2009, the Company acquired an oilfield supply competitor for $12.0 million, subject to post closing adjustments. The acquired business operated 22 oilfield supply stores across the western Canadian sedimentary basin of which 17 locations are proximate to CE Franklin stores and are being integrated. The remaining 5 locations extend the market reach of CE Franklin’s distribution network to 50 locations. The acquisition is expected to increase CE Franklin’s annualized sales by more than 10% from current levels. The acquisition contributed sales of approximately $4.0 million in the second quarter and a net operating loss before tax of $0.3 million. The integration of the acquisition is well advanced and is expected to contribute positive earnings in the third quarter.

Net income for the first half of 2009 was $6.6 million, down $0.6 million from the first half of 2008. Sales were $249.9 million, an increase of $12.9 million (5%) compared to the first half of 2008.   Capital project business for the first half of 2009 comprised 60% of total sales (2008 – 55%), and increased $21.1 million (16%) over the prior year period due to increased oil sands, midstream and industrial project sales. Gross profit for the first six months was down $2.1 million with margins reducing by 1.8% from the prior year period. The decrease is a result of the increase in lower margin oil sands sales and increased competitive pressure. Selling, general and administrative expenses decreased by $1.0 million for the first half compared to the prior year period as compensation, selling and marketing costs have been managed lower in response to the reduced oil and gas industry activity levels. The weighted average number of shares outstanding during the first half of the year decreased by 0.4 million shares (2%) from the prior year period principally due to shares purchased in 2009 for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.37 in the first half of 2009, down $0.02 (5%) from the first half of 2008.

Business Outlook

The ongoing global recession has contributed to significant capital market volatility, resulting in deleveraging, repricing of risk and ultimately the retrenchment of consumption.  Oil and gas markets have experienced similar upheaval.  While crude oil prices have rebounded from first quarter lows, natural gas prices remain at the lowest levels seen in a decade.  Oil and gas well completions and rig counts have declined sharply in the second quarter compared to 2008 levels and are expected to continue through 2009 and into 2010 at depressed levels. Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The Company expects these conditions will contribute to increased consolidation of oil and gas customers, stable to deflationary product costs and improved labour availability.  For the balance of 2009 and into 2010, sales levels are expected to decline compared to 2008 as expected lower oilfield sales are partially offset by expected increased sales to oil sands, midstream and industrial product end use markets. The Company will continue to manage its cost structure in response to weak oil and gas industry demand. The Company has a strong balance sheet and is positioned to pursue its strategies to increase market share in both the conventional oilfield and oil sands markets.

Over the medium to longer term, the Company is confident that it can continue to strengthen and improve the profitability of its distribution network by expanding its product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan.  Net working capital and Bank operating loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its second quarter 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the 2009 second quarter results, which is open to the public, will be held on Friday, July 24, 2009 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3417 in Toronto or dialing 1-800-732-9307 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21310334 followed by the pound sign and may be accessed until midnight Monday, August 1, 2009.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2719200 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 50 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com